

PRESS RELEASE 03022560 — TIOMIN RESOURCES INC.

TSX: TIO

May 26, 2003

TIOMIN COMMENTS ON RECENT PRESS ARTICLE IN KENYA CONCERNING THE KWALE PROJECT

TORONTO, CANADA:

At the request of the TSX, Tiomin Resources Inc. has issued this press release.

Tiomin believes it has met all the conditions required for the receipt of a Special Mining Lease on its Kwale project in Kenya. It believes the Special Mining Lease will be issued in the near future.

During this past weekend May 24th, the Minister of Natural Resources, the Hon. Newton Kulundu was quoted in the Kenyan press as stating that Tiomin will be required to increase its land compensation to the farmers. The Minister was quoted as saying that he is recommending that Tiomin acquires the necessary land through a land purchase agreement as opposed to the current land leasing arrangement in place. The Minister is also quoted as saying he suggests that Tiomin compensate the landowners at a value of 80,000ksh (C$1,600) per acre.

Tiomin has to date signed long term lease agreements with almost all of the private landowners in the proposed mining area that results in the landowners receiving on average 40,000 ksh (C$800) per acre on the date they are required to vacate the land **in addition to the annual** lease payments that have been paid to the landowners since 1997 at a rate of 3,000 ksh per acre per year (11,000ksh paid to date). The number of acres involved is approximately 1,500 acres.

Tiomin and the government have had discussions concerning the land compensation arrangements and Tiomin cannot confirm the accuracy of the Minister's comments nor the context of his statement at this time. Tiomin expects to finalize negotiations with the government on the land compensation issue in the near future.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232.

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